SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 9)

                        BANKUNITED FINANCIAL CORPORATION
                        --------------------------------
                                (Name of Issuer)

                              Class A Common Stock
                            -------------------------
                         (Title of Class of Securities)

                                    06652B103
                                 --------------
                                 (CUSIP Number)

                                Alfred R. Camner
                        Camner, Lipsitz and Poller, P.A.
                           550 Biltmore Way, Suite 700
                           Coral Gables, Florida 33134
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   See Item 3
                        ---------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                Page 1 of 8 pages

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CUSIP No.  06652B103

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         1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of
                  Above Person

                           Alfred R. Camner

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         2)       Check the Appropriate Box if a Member of a Group

                  (b) [X]  The Reporting Person disclaims membership in a group.

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         3)       SEC Use Only

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         4)       Source of Funds

                  See Item 3.

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         5)       Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e) [_]

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         6)       Citizenship or Place of Organization
                           United States

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Number                     7)   Sole Voting Power

of                              1,940,972

Shares                     -----------------------------------------------------

Beneficially               8)   Shared Voting Power

Owned                           217,742

By                         -----------------------------------------------------

Each                       9)   Sole Dispositive Power

Reporting                       1,860,097

Person                     -----------------------------------------------------

with                       10)  Shared Dispositive Power

                                210,486

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                                Page 2 of 8 pages

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         11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                           2,158,715

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         12)      Check if the Aggregate Amount in Row (11) excludes certain shares [X] *

                  * Does not include shares subject to options which are not exercisable within 60 days.

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         13)      Percent of Class Represented by Amount in Row (11)

                           10.9%

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         14)      Type of Reporting Person

                           IN

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                                Page 3 of 8 pages

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Item 1.  Security and Issuer

         This amended Schedule 13D relates to shares of Class A Common Stock (the "Class A Common Stock") of BankUnited Financial Corporation (the "Corporation"), a savings and loan holding company, the principal subsidiary of which is BankUnited, FSB. The address of the Corporation's principal executive offices is 255 Alhambra Circle, Coral Gables, Florida 33134.

         The shares of Class A Common Stock shown in Item 5 as beneficially owned by Alfred R. Camner (the "Reporting Person") include shares that would be received by the Reporting Person (i) upon the exercise of options exercisable within 60 days to acquire shares of Class A Common Stock and Class B Common Stock (collectively, the "Common Stock") and shares of Noncumulative Convertible Preferred Stock, Series B (the "Series B Preferred Stock"), and (ii) upon the conversion of shares of the Class B Common Stock and the Series B Preferred Stock beneficially owned by the Reporting Person, including shares which may be received upon the exercise of options exercisable within 60 days. Each share of Series B Preferred Stock is convertible into 1.4959 shares of Class B Common Stock and each share of Class B Common Stock is convertible into one share of Class A Common Stock.

Item 2.  Identity and Background

         This amended Schedule 13D is filed by the Reporting Person, a United States citizen, whose principal occupations are Chairman of the Board and Chief Executive Officer and Director of the Corporation and BankUnited, FSB, and Senior Managing Director of the law firm of Camner, Lipsitz and Poller, Professional Association, 550 Biltmore Way, Suite 700, Coral Gables, Florida.

         The Reporting Person during the last five years has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         See Exhibit 1.

Item 4.  Purpose of Transaction

         See Exhibit 1.

                                Page 4 of 8 pages

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Item 5.  Interest in Securities of Issuer

         Set forth below is information relating to the beneficial ownership of Class A Common Stock by the Reporting Person (assuming the exercise of stock options exercisable within 60 days and the conversion of all shares of Class B Common Stock and Series B Preferred Stock which are either held or subject to options exercisable within 60 days).

                          Voting              Dispositive
                           Power                 Power               Total
                     ----------------    ------------------      (Percent of
                     Sole      Shared      Sole     Shared   Shares Outstanding)
                     ----      ------      ----     -------  -------------------

Alfred R. Camner   1,940,972  217,742    1,860,097  210,486  2,158,715 (10.9%)
                      (1)     (2)(3)(4)             (3)(4)

---------------------------
(1) Includes shares owned by Earline Ford, which the Reporting Person has been granted an irrevocable proxy to vote.

(2) Includes shares which are held or may be acquired by Anne Camner, the Reporting Person's wife. The Reporting Person has been granted voting power for these shares under a revocable proxy.

(3) Includes shares which are held or may be acquired by Anne Solloway, the Reporting Person's mother. The Reporting Person has been granted voting and dispositive power under a durable family power of attorney as to all shares held by Anne Solloway.

(4) Includes shares which are held by an irrevocable trust for the benefit of the Reporting Person's descendants, of which the Reporting Person is trustee, and shares held by the Camner Family Charitable Foundation, Inc., a non-profit charitable foundation of which the Reporting Person is a director.

         Anne Camner is a United States citizen and private investor whose address is 550 Biltmore Way, Suite 700, Coral Gables, Florida 33134.

         Anne Camner during the last five years has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Anne Solloway is a United States citizen and private investor and whose address is 550 Biltmore Way, Suite 700, Coral Gables, Florida 33134.

         Anne Solloway during the last five years has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                Page 5 of 8 pages

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         See Exhibit 1 for information on the Reporting Person's transactions in the class of securities reported.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See Item 5. In addition, on February 14, 2001, the Reporting Person and Earline Ford entered into an Agreement under which Earline Ford agreed to sell shares of Series B Preferred Stock and Class B Common Stock to the Reporting Person and granted the Reporting Person a proxy to vote her shares of Class B Common Stock.

Item 7.  Material to Be Filed as Exhibits

         Exhibit 99.1 Description of transactions in the Corporation's stock by the Reporting Person.

         Exhibit 99.2 Agreement dated February 14, 2001 between Alfred Camner and Earline Ford.

                                Page 6 of 8 pages

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Signature.
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2001

                                            /s/ Alfred R. Camner
                                            -------------------------
                                            Alfred R. Camner

                                Page 7 of 8 pages

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                                  EXHIBIT INDEX

Exhibit                               Description
-------                               -----------
 99.1 Description of transactions in the Corporation's stock by the Reporting Person.

 99.2    Agreement dated February 14, 2001 between Alfred R. Camner and Earline
         G. Ford.

                                Page 8 of 8 pages